

Mail Stop 3561

April 9, 2008

Mr. Guy A. Archbold
Chief Executive Officer
Chapeau, Inc.
1190 Suncast Lane, Suite 2
El Dorado Hills, CA 95762

> **Re:** **Chapeau, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 033-01289-D**

Dear Mr. Archbold:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended June 30, 2007

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

1. We note from your response to comment 5 of our letter dated February 8, 2008, that installation is integral to the functionality of your equipment. We further note from your revenue recognition policy on page F-9 that you recognize revenue upon delivery of the products to the customer's location. Please tell us

how you considered the guidance in Question 3 of SAB Topic 13:A.3.c., in determining that you can recognize revenue before installation is complete.

2.   We note your response to comment 6 of our letter dated February 8, 2008, in which you indicate that there were uncertainties related to your initial product and lack of specific experience. You also indicate that you now have greater field experience with which to estimate warranty reserves. However, the fact that you have not had significant sales levels appears contradictory to the notion that you have sufficient historical experience to reliably estimate your warranty obligation. Furthermore, we do not believe that industry experience with products other than those being sold establishes a sufficient basis for reliably estimating the warranty obligation for a different set of products. Please tell us how you considered Question 4 of SAB Topic 13:A.3.b., in determining that it is appropriate to recognize revenue from the sale of products prior to the expiration of the one-year warranty period.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services